Exhibit 21

Subsidiary Schedule

               Set forth below is a list of companies that are wholly-owned subsidiaries of Universal Power Group. All of the companies on the list are extant but inactive. UPG does not own interests in any other corporations:

Battronix, Inc., a Nevada corporation, formed on April 10, 2006

Universal Mobility, Inc., a Texas corporation, formed on December 11, 2002

Universal Battery Corporation, a Texas corporation, formed on May 16, 2003